                                                                    EXHIBIT 20.1

                     [LETTERHEAD OF CONEXANT SYSTEMS, INC.]


Editorial contact:                               Investor relations contact:
Tom Stites                                       Mike Cortright
Conexant Systems, Inc.                           Conexant Systems, Inc.
(949) 483-1492                                   (949) 483-6773
thomas.stites@conexant.com                       investor.relations@conexant.com


                 CONEXANT ANNOUNCES SEQUENTIAL REVENUE GROWTH OF
                     20 PERCENT WITH THIRD QUARTER RESULTS

             Expansion business revenues up 35 percent sequentially

NEWPORT BEACH, CALIF., JULY 21, 1999 - Conexant Systems, Inc. (NASDAQ:CNXT), today announced revenues of $380.3 million for the third fiscal quarter ended June 30, 1999, up 20 percent sequentially over the $316.9 million in revenues reported for the second quarter of fiscal 1999. Net income for the quarter increased 220 percent to $24.4 million, or $0.24 per diluted share, compared to net income of $7.6 million, or $0.08 per diluted share, in the prior quarter.

         Revenues were up 37 percent over the $277.8 million in the third quarter of fiscal 1998. In the period a year ago, the company incurred a net loss of $33.4 million, or $0.34 per share on a pro-forma basis.

         "With sequential increases of 20 percent in revenue and more than 200 percent in profit, we are obviously pleased," said Dwight W. Decker, chairman and chief executive officer of Conexant. "We are especially gratified by the performance of our four expansion businesses: the Network Access, Digital Infotainment, Personal Imaging and Wireless Communications divisions, which in total grew 35 percent sequentially and 67 percent year-over-year. In addition, for the third quarter in a row, our Personal Computing Division delivered solid results and outperformed the market for analog modems."

Conexant Announces Sequential Revenue Growth Of 20 Percent With
Third Quarter Results

         Network Access revenues were up 76 percent sequentially to $82.6 million, fueled by the continuing expansion of the worldwide Internet infrastructure. The division had record shipments across all three product segments: broadband access devices including the ZipWire(TM) digital subscriber line (DSL) family, AnyPort(TM) multi-service access chipsets, and wide area network (WAN) transport including T1/E1 and asynchronous transfer mode (ATM) solutions.

         Wireless Communications revenues were up 23 percent sequentially to $70.0 million, driven by unprecedented demand for power amplifiers and radio frequency products for cellular phones, and strong seasonal demand for digital spread-spectrum cordless telephone chipsets.

         Revenues from Digital Infotainment increased 12 percent sequentially to $47.9 million, led by demand for satellite set-top box tuners and demodulators, video encoders for DVD and set-top boxes, and video decoders for TV in the PC applications.

         Personal Imaging revenues were up 23 percent sequentially to $25.4 million, with strong demand for fax products, and an increasing penetration of the multifunction peripheral (MFP) market.

         Personal Computing revenues increased 3 percent sequentially to $154.5 million dollars, with record PC modem shipments. The growth drivers were strong sales of PC retail aftermarket products, especially in Europe and Asia, and increased demand for software-based solutions for the rapidly expanding sub-$1,000 market.

         "I am enormously pleased by the performance our team has delivered this quarter. In particular, our Network Access and Wireless Communications businesses have now each surpassed a quarter-of-a-billion-dollar annualized revenue run rate. Our current results demonstrate the significant progress we are making in strengthening our positions in the wireline and wireless communications industry, executing on our key product development initiatives and improving our operating performance," Decker said.

Conexant Announces Sequential Revenue Growth Of 20 Percent With
Third Quarter Results

         "Based on current design wins and sales order momentum, we anticipate top line sequential growth in excess of 10 percent for the fourth quarter. More specifically, we expect aggregate sequential revenue growth to exceed 15 percent for our expansion platform businesses, with a continuation of modest sequential growth from the Personal Computing platform. We anticipate gross margins in the range of 43-45 percent, and expect operating expenses to remain at current levels as a percent of revenue. As a result, we expect to again deliver a sequential improvement in operating margins in the current quarter," Decker added.

THIRD QUARTER PRODUCT HIGHLIGHTS

o The Network Access Division introduced the ZipWire2(TM), the industry's first high-bit-rate digital subscriber line 2 (HDSL2) standard-based chipset solution delivering up to 4.6 megabits per second (Mbps) for high-speed Internet access over a single pair of telephone wires.

o The Wireless Communications Division commenced volume shipments of dual-band power amplifiers for Global System for Mobile Communications
      (GSM) digital cellular phones. It also announced the Garnet(TM) power management integrated circuit for Code Division Multiple Access (CDMA) digital cellular phones that integrates into a single device most of the power-supply functions that enable longer talk and standby times.

o The Digital Infotainment Division demonstrated the industry's first programmable single-chip cable modem at the National Cable Television Association trade show. InfoSurge(TM) is the most highly integrated cable modem device in the industry.

o The Personal Imaging Division announced that Brother Industries had selected the MFC1000 complete multifunction peripheral (MFP) system solution for its new MFC-7050C MFP product. Conexant's MFC1000 enables high-quality color inkjet printing, scan, copy, fax, voice messaging and PC-fax functionality.

o The Personal Computing Division announced a 1Mbps home networking Universal Serial Bus (USB) chipset solution. It also announced a home networking cross-licensing agreement with Epigram for next-generation 10 Mbps technology.

Conexant Announces Sequential Revenue Growth Of 20 Percent With
Third Quarter Results

SAFE HARBOR STATEMENT

         This press release contains statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: global and market conditions, including, but not limited to, the cyclical nature of the semiconductor industry and the markets addressed by the company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability and extent of utilization of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; fluctuations in manufacturing yields; product obsolescence; the ability to develop and implement new technologies and to obtain protection for the related intellectual property; the successful implementation of the company's diversification strategy; labor relations of the company, its customers and suppliers; timely completion of Year 2000 modifications by the company and its key suppliers and customers; and the uncertainties of litigation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Other brands and names contained in this release are the property of their respective owners.

         Conexant Systems Inc. is the $1.2 billion company that was created when Rockwell International spun off its semiconductor systems business to shareowners in December 1998. Conexant is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing communications technology, the company draws upon its expertise in mixed-signal processing to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. The company aligns its business into five product platforms: Network Access, Wireless Communications, Digital Infotainment, Personal Imaging, and Personal Computing. Conexant is a member of the Nasdaq-100 Index, which represents the largest and most active stocks listed on The Nasdaq Stock Market across major industry groups.


                                      # # #

                             CONEXANT SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  ($ in thousands, except for per share data)
                                  (Unaudited)

                                                    THREE MONTHS ENDED,
                                          -----------------------------------------
                                           6/30/99         3/31/99       6/30/98(a)
                                          ---------       ---------      ----------
NET REVENUE                               $ 380,330       $ 316,932      $ 277,807
Cost of goods sold                          216,114         186,677        183,497
                                          ---------       ---------      ---------
GROSS MARGIN                                164,216         130,255         94,310
Research & development                       77,927          68,802         90,802
Selling, general & administrative            52,163          48,893         62,895
Amortization of intangibles                   2,059           2,063          2,771
                                          ---------       ---------      ---------
OPERATING EARNINGS (LOSS)                    32,067          10,497        (62,158)
Other income, net                             2,772             383            751
                                          ---------       ---------      ---------
INCOME (LOSS) BEFORE INCOME TAXES            34,839          10,880        (61,407)
Provision (benefit) for income taxes         10,449           3,263        (27,989)
                                          ---------       ---------      ---------
NET INCOME (LOSS)                         $  24,390       $   7,617      $ (33,418)
                                          =========       =========      =========

Earnings per share:
Basic                                     $    0.25       $    0.08
Diluted                                   $    0.24       $    0.08

Weighted average shares:
Basic                                        95,785          94,979
Diluted                                     103,202          97,732

Pro forma, basic and diluted:
Loss per share                                                           $   (0.34)
Weighted average shares                                                     97,700

-------------------
(a) Certain reclassification entries have been made to the prior period for consistency purposes.


-------------------------------------------------------------------------------

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                ($ in thousands)

                                                  6/30/99         3/31/99         9/30/98
                                                -----------     -----------     ----------
                                                (Unaudited)     (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                       $  411,741      $  159,099      $   14,000
Accounts receivable                                181,739         145,961         166,386
Inventories                                        190,268         146,661         200,926
Assets held for disposal                                --              --          42,346
Other current assets                               116,949         101,523         163,294
                                                ----------      ----------      ----------
TOTAL CURRENT ASSETS                               900,697         553,244         586,952
Property, plant & equipment, net                   638,648         651,074         713,400
Other assets                                       116,648         112,200         118,178
                                                ----------      ----------      ----------
TOTAL ASSETS                                    $1,655,993      $1,316,518      $1,418,530
                                                ==========      ==========      ==========

TOTAL CURRENT LIABILITIES                       $  268,799      $  314,361      $  330,263
OTHER LONG-TERM OBLIGATIONS                        436,975          90,833          78,892
TOTAL SHAREHOLDERS' EQUITY                         950,219         911,324       1,009,375
                                                ----------      ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $1,655,993      $1,316,518      $1,418,530
                                                ==========      ==========      ==========

                             CONEXANT SYSTEMS, INC.

                            SELECTED CORPORATE DATA
                                ($ in thousands)
                                  (Unaudited)

                                                              THREE MONTHS ENDED,
                                 ----------------------------------------------------------------------------
                                         6/30/99                     3/31/99                  6/30/98
                                 ----------------------      ----------------------     ---------------------
                                  % of                        % of                       % of
BUSINESS PLATFORM OVERVIEW       Revenue       Revenue       Revenue       Revenue      Revenue      Revenue
--------------------------       -------       --------      -------       --------     -------      --------
Personal Computing                 41%         $154,416        47%         $149,557       51%        $142,751

Personal Imaging                    7%           25,398         7%           20,611        8%          21,951

Digital Infotainment               12%           47,868        13%           42,644       12%          32,508

Network Access                     22%           82,601        15%           47,021       14%          38,941

Wireless Communications            18%           70,047        18%           57,099       15%          41,656

REVENUE BY REGION
-----------------
Americas                           43%         $162,740        32%         $102,044       43%        $119,952

Europe                              8%           31,637        11%           33,794       12%          34,141

Japan                              11%           41,278        13%           41,318       12%          31,793

Asia-Pacific                       38%          144,675        44%          139,776       33%          91,921


                                                          THREE MONTHS ENDED,
                                           -----------------------------------------------
OTHER DATA                                 6/30/99            3/31/99             6/30/98
----------                                 -------            -------             -------
Depreciation and Amortization              $52,932            $52,422             $62,034

Capital Expenditures                        42,064             18,522              62,894